FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 19, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 4 February 2026 (official registry number 3077) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 12 and 18 March (both inclusive).

The cash amount of the shares purchased to 18 March 2026 as a result of the execution of the Buyback Programme amounts to 2,140,850,510 Euros, which represents approximately 42.6% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 16.5% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
12/03/2026	SAN	Purchase	XMAD	2,000,000	9.6156
13/03/2026	SAN	Purchase	XMAD	2,000,000	9.5888
16/03/2026	SAN	Purchase	XMAD	2,531,203	9.5315
16/03/2026	SAN	Purchase	CEUX	1,201,818	9.5370
17/03/2026	SAN	Purchase	XMAD	4,867,085	9.5933
17/03/2026	SAN	Purchase	CEUX	1,520,903	9.6001
17/03/2026	SAN	Purchase	TQEX	300,000	9.5899
17/03/2026	SAN	Purchase	AQEU	435,525	9.6052
18/03/2026	SAN	Purchase	XMAD	4,078,073	9.6919
18/03/2026	SAN	Purchase	CEUX	1,274,899	9.6717
18/03/2026	SAN	Purchase	AQEU	248,375	9.6647
			TOTAL	20,457,881

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 19 March 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 12/03/2026 and 18/03/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-12-a-18-marzo-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 19, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance